UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
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Date of Report: January 9, 2023

Commission file number 1- 33198
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ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its Charter)
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Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Explanatory Note

As previously disclosed, on August 12, 2022, Altera Infrastructure L.P. (the “Partnership”), and certain of its affiliates and subsidiaries (the “Debtors” and, on a post-emergence basis, as the context requires, the “Reorganized Debtors”), commenced cases under chapter 11 (the “Chapter 11 Cases”) of title 11 of the United States Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The Chapter 11 Cases were jointly administered under the caption In re Altera Infrastructure L.P., Case No. 22-90130 (MI).

On September 1, 2022, the Debtors filed the Joint Chapter 11 Plan of Reorganization of Altera Infrastructure L.P. and Its Debtor Affiliates, which was amended on October 5, 2022, October 11, 2022, and November 3, 2022 (as so amended, the “Plan”) and the related the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of Altera Infrastructure L.P. and Its Debtor Affiliates, which was initially filed on September 1, 2022 and amended on September 26, 2022, October 5, 2022 and October 11, 2022 (as so amended, the “Disclosure Statement”). On October 7, 2022, the Bankruptcy Court entered an order conditionally approving the adequacy of the Disclosure Statement and the solicitation and notice procedures and the forms of voting ballots and notices in connection therewith. The order established September 30, 2022 as the voting record date and November 1, 2022 as the deadline to cast votes in favor of or against the Plan and to file objections to Bankruptcy Court approval of the Plan.

On October 25, 2022, the Debtors filed the Notice of Filing of Plan Supplement, which was supplemented on October 28, November 1, November 3, November 4, December 14 and January 5, 2023 (as so supplemented, as further supplemented, the “Plan Supplement”). On November 3, 2022, the Debtors filed an amended version of the Plan.

On November 4, 2022, the Bankruptcy Court entered the Order Approving the Debtors’ Disclosure Statement and Confirming the Joint Chapter 11 Plan of Reorganization of Altera Infrastructure L.P. and Its Debtor Affiliates (the “Confirmation Order”), which approved the Disclosure Statement on a final basis and confirmed the Plan.

On January 6, 2023 (the “Effective Date”), the Debtors satisfied the remaining conditions precedent to consummation of the Plan as set forth in the Plan, the Plan became effective in accordance with its terms and the Reorganized Debtors emerged from the Chapter 11 Cases without any need for further action or order of the Bankruptcy Court.

The foregoing descriptions of the Disclosure Statement, the Plan, the Plan Supplement and the Confirmation Order do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Disclosure Statement, the Plan, the Plan Supplement and the Confirmation Order. The Disclosure Statement, the Plan, the Plan Supplement and the Confirmation Order, along with additional information regarding the Chapter 11 Cases, other Bankruptcy Court filings and information about the claims process are available at https://cases.stretto.com/Altera, by calling the Partnership’s claims agent, (855) 300-3407, toll-free at (949) 266-0151 or sending an email to AlteraInquiries@stretto.com.

Equinor Contract

In connection with the Plan, the Debtors reached an agreement with Equinor UK Limited for a bareboat charter (the “Equinor Contract”) in respect of the Petrojarl Knarr FPSO vessel. The terms of the Equinor Contract were disclosed in the Plan Supplement filed on December 14, 2022 and approved by the Bankruptcy Court in the Confirmation Order. The asset is set to be deployed for the Rosebank field development project, pending final investment decision and regulatory approvals. The Equinor Contract is firm for nine years, with options up to a total of 25 years. The Equinor Contract also provides liquidity for substantial capex upgrades based on a 25-year design. As such, the Reorganized Debtors expect that the Equinor Contract will allow the Reorganized Debtors to utilize the Petrojarl Knarr FPSO to generate significant cash flows and value to the business.

Amendment and Restatement of Certain Prepetition Obligations

Pursuant to the terms of the Plan, on the Effective Date, certain prepetition obligations of the Debtors were amended and restated as follows (such amended and restated agreements, the “Amended and Restated Bank Facilities”):

•The $815,000,000 senior secured credit facility originally dated February 24, 2014 between, among others, Knarr L.L.C. as borrower and Crédit Agricole Corporate and Investment Bank as facility agent;

•the $230,000,000 senior secured credit facility originally dated November 24, 2015 between, among others, Gina Krog Offshore Pte Ltd. as borrower and ING Bank N.V., Singapore Branch as facility agent;

•the $26,500,000 senior secured credit facility originally dated August 28, 2019 between, among others, Clipper L.L.C. as borrower and DNB Bank ASA, New York Branch as facility agent;

•the $75,000,000 senior secured credit facility originally dated February 25, 2021 between, among others, Petrojarl I L.L.C. as borrower and DNB Bank ASA, New York Branch, as facility agent;

•the $112,500,000 senior secured credit facility originally dated September 15, 2017 between, among others, Arendal Spirit L.L.C. as borrower and Citibank Europe plc, UK Branch as facility agent;

•the $45,272,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Keeper B.V. as borrower and Citibank Japan Ltd. as facility agent;

•the $48,224,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Striker B.V. as borrower and Citibank Japan Ltd. as facility agent;

•the $45,384,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Sweeper B.V. as borrower and Citibank Japan Ltd. as facility agent;

•the $45,904,000 senior secured credit facility originally dated July 17, 2015 between, among others, ALP Defender B.V. as borrower and Citibank Japan Ltd. as facility agent; and

•the $150,000,000 senior secured credit facility originally dated February 6, 2015, between, among others, ALP Forward B.V., ALP Ace B.V., ALP Centre B.V., ALP Guard B.V., ALP Winger B.V., and ALP Ippon B.V. as borrowers and Credit Suisse AG as facility agent;

Pursuant to the terms of the Plan, on the Effective Date, certain prepetition obligations of the Debtors were cancelled as follows:

•the indenture governing the 8.50% Senior Notes due 2023, dated July 2, 2018, by and among the Partnership and Altera Infrastructure Finance Corp., as co-issuers, and The Bank of New York Mellon, as trustee;

•the indenture governing the 11.50% Senior Secured PIK Notes due 2026, by and among Altera Infrastructure Holdings L.L.C. (“IntermediateCo”), as issuer, the Partnership, as parent guarantor, and U.S. Bank National Association, as trustee;

•that certain credit agreement, dated January 14, 2022 (the “IntermediateCo RCF”), among IntermediateCo, as borrower, certain lenders from time to time party thereto, and U.S. Bank National Association, as administrative agent; and

•that certain superpriority senior secured debtor-in-possession credit agreement (the “DIP Facility”), by and among IntermediateCo, as borrower, the Partnership, as a guarantor, certain lenders party thereto from time to time, U.S. Bank Trust Company, National Association, as administrative agent, and U.S. Bank Trust Company, National Association, as collateral agent.

Cancellation of Prior Equity Securities

In accordance with the Plan, on the Effective Date, all equity securities in the prepetition Partnership outstanding prior to the Effective Date, including the outstanding 7.25% Series A Cumulative Redeemable Preferred Units, the 8.50% Series B Cumulative Redeemable Preferred Units and the 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, the Class A common units and the Class B common units, were cancelled, released and extinguished, and are of no further force or effect without any need for a holder of such equity securities to take further action with respect thereto.

Issuance of New Equity Securities

On the Effective Date, in connection with the emergence from the Chapter 11 Cases and in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 1145 of the Bankruptcy Code:

•Altera Infrastructure GP L.L.C., the general partner of the Partnership (the “General Partner”), issued 100% of its newly issued limited liability company interests to an affiliate of Brookfield Business Partners L.P. (together with its affiliates, “Brookfield”);

•the Partnership issued 8,665,421 common units representing limited partner interests of the Partnership (the “Common Units”), including an aggregate of 3,665,421 Common Units issued pursuant to a rights offering of the Partnership pursuant to the Plan; and

•the Partnership issued 456,075 five-year warrants (the “Warrants”) initially exercisable for up to an aggregate of 456,075 Common Units at an exercise price of $120.14, subject to certain anti-dilution adjustments, to holders of certain claims related to prepetition facility-level credit agreements pursuant to the Plan.

The General Partner and the limited partners receiving Common Units pursuant to the Plan entered into that certain Eighth Amended and Restated Agreement of Limited Partnership as of the Effective Date.

As of the Effective Date, Brookfield holds 7,610,582 Common Units (87.8% of the total Common Units issued and outstanding), and unaffiliated third parties hold an aggregate of 1,054,839 Common Units (12.2% of the total Common Units issued and outstanding).

With Brookfield’s consent, the Reorganized Debtors will implement and reserve for future distribution a management incentive plan, which may replace, in whole or in part, the Debtors’ prepetition long-term cash-based incentive plan.

The transfer agent for the Common Units is Computershare Trust Company, N.A. The warrant agent for the Warrants is Computershare Inc. and its affiliate Computershare Trust Company, N.A.

The Common Units and the Warrants will be new issuances of securities, and there is no established trading market for those securities. An active trading market for those securities may never develop, or if developed, may not be sustained. The Reorganized Debtors do not intend to apply for the Common Units or Warrants to be listed on any securities exchange or to arrange for quotation on automated dealer quotation system. The liquidity of any market for shares of Common Units or Warrants will depend upon, among other things, the number of holders of shares of Common Units and Warrants, the Reorganized Debtors’ financial performance, and the market for similar securities, none of which can be determined or predicted. Accordingly, there can be no assurance that an active trading market for the Common Units or Warrants will develop, nor can any assurance be given as to the liquidity or prices at which such securities might be traded. In the event an active trading market does not develop, the ability to transfer or sell Common Units or Warrants may be substantially limited. The lack of an active market may also impair a holder’s ability to sell Common Units or Warrants at the time the holder wishes to sell them or at a price the holder considers reasonable. The lack of an active market may also reduce the market price of the Common Units or Warrants. Accordingly, a holder may be required to bear the financial risk of its ownership of Common Units or Warrants indefinitely. Further, transfers of the Common Units or Warrants held by certain holders will be subject to transfer restrictions under applicable securities laws and the organizational documents of one or more of the Reorganized Debtors.

Cautionary Statement Concerning Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” related to future events. Forward-looking statements contain words such as “expect,” “anticipate,” “could,” “should,” “intend,” “plan,” “believe,” “seek,” “see,” “may,” “will,” “would,” or “target.” Forward-looking statements are based on management’s current expectations, beliefs, assumptions and estimates and may include, for example, statements regarding the ability of the Reorganized Debtors to continue operating in the ordinary course following emergence from the Chapter 11 Cases. These statements are subject to significant risks, uncertainties, and assumptions that are difficult to predict and could cause actual results to differ materially and adversely from those expressed or implied in the forward-looking statements, including risks and uncertainties regarding, among other things: consummation of the Plan, including the various transactions contemplated thereby; potential adverse effects of the Chapter 11 Cases on the Reorganized Debtors’ financial position and liquidity and results of operations; business strategy; borrowings under the Amended and Restated Bank Facilities and other financing arrangements; sources of funds, future capital expenditures; current and future contractual arrangements; ongoing legal matters attributable to the Chapter 11 Cases; employee attrition and the Reorganized Debtors’ ability to retain senior management and other key personnel due to the distractions and uncertainties associated with the Chapter 11 Cases and the consummation of the Plan; the Reorganized Debtors’ ability to comply with the restrictions and covenants imposed by the terms and conditions of the Amended and Restated Bank Facilities and other financing arrangements; the Reorganized Debtors’ ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases; and other litigation and inherent risks involved in a bankruptcy process and the post-emergence process. Forward-looking statements are also subject to the risk factors and cautionary language described from time to time in the reports the Partnership files with the U.S. Securities and Exchange Commission, including those in the Partnership’s most recent Annual Report on Form 20-F. These risks and uncertainties may cause actual future results to be materially different than those expressed in such forward-looking statements. Altera has no obligation to update or revise these forward-looking statements and does not undertake to do so.

Item 6 - Exhibits.

The following exhibits are filed as part of this Report:

Exhibit No.     Exhibit Title or Description
1.1            Press Release dated January 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

Date: January 9, 2023	By:	/s/ Mark Mitchell
Name: Mark Mitchell Title: Vice President and Company Secretary, Altera Infrastructure GP L.L.C., the general partner of Altera Infrastructure L.P. Secretary